UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

JAVELIN Mortgage Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47200B 10 4
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON HC

* Consists of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO/HC

* Consists of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN/HC

* Consists of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,400*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN/HC

* Consists of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON STEVE JOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Consists of shares held directly by Archon Capital LLC, an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ERIC W. MUEHLHAUSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON OLOF S. NELSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON DONALD J. TRINGALI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON JOHN D. ZIEGELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of WT were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The Shares reported herein for WH, sole member and manager, were purchased for the account of WT, an options and ETF market maker.  The aggregate purchase price of certain call options exercisable into 4,400 Shares beneficially owned by WT, as further described in Item 6 to the Schedule 13D, is approximately $440, excluding brokerage commissions.

The Shares purchased by Mr. Joung were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Joung is approximately $15,350, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 4, 2016, in connection with ARMOUR Residential REIT, Inc.’s $85.2 million cash tender offer for all of the outstanding Shares of the Issuer, Flagship tendered 913,152 Shares thereby exiting its position in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,866,691 Shares outstanding, as of April 4, 2016, which is the total number of Shares outstanding based on the Issuer’s Schedule TO filed with the Securities and Exchange Commission on April 4, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
WAM has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 47200B 10 4

B.	WH

(a)
WH, as the sole member and manager of WAM, and the sole member and manager of WT, may be deemed the beneficial owner of the 4,400 Shares owned by WT (consisting of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer).

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,400

(c)
WH has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WTP

(a)
WTP, as the sole general partner of WH, may be deemed the beneficial owner of the 4,400 Shares owned by WT (consisting of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer).

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,400

(c)
WTP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Gust

(a)
Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the 4,400 Shares owned by WT (consisting of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer).

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,400

(c)
Mr. Gust has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 47200B 10 4

E.	Mr. Bellick

(a)
Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the 4,400 Shares owned by WT (consisting of 4,400 shares of common stock receivable upon exercise of options issued by the Issuer).

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,400

(c)
Mr. Bellick has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Joung

(a)	As of the close of business on April 6, 2016, Mr. Joung beneficially owned 2,500 Shares.1

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Joung has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

G.	Mr. Muehlhauser

(a)	As of the close of business on April 6, 2016, Mr. Muehlhauser did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Muehlhauser has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

1 Consists of shares held directly by Archon Capital LLC., an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

H.	Mr. Nelson

(a)	As of the close of business on April 6, 2016, Mr. Nelson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nelson has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

I.	Mr. Rice

(a)	As of the close of business on April 6, 2016, Mr. Rice did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Rice since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Tringali

(a)	As of the close of business on April 6, 2016, Mr. Tringali did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tringali has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 47200B 10 4

K.	Mr. Ziegelman

(a)	As of the close of business on April 6, 2016, Mr. Ziegelman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ziegelman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

As of the close of business on April 6, 2016, the Reporting Persons collectively beneficially owned an aggregate of 6,900 Shares, constituting less than 1% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 47200B 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

CUSIP NO. 47200B 10 4

By:	/s/ John D. Ziegelman
	Name:	John D. Ziegelman

By:	/s/ Eric W. Muehlhauser
	Name:	Eric W. Muehlhauser

By:	/s/ Steve Joung
	Name:	Steve Joung

By:	/s/ Olof S. Nelson
	Name:	Olof S. Nelson

By:	/s/ Norman J. Rice, III
	Name:	Norman J. Rice, III

By:	/s/ Donald J. Tringali
	Name:	Donald J. Tringali

CUSIP NO. 47200B 10 4

SCHEDULE A

Transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Purchase of Common Stock	484	7.0800	03/07/2016
Purchase of Common Stock	100	7.1200	03/07/2016
Sale of Common Stock	(2,398)	7.1800	03/08/2016
Sale of Common Stock	(1,940)	7.1900	03/08/2016
Purchase of Common Stock	2,000	7.1800	03/09/2016
Purchase of Common Stock	718	7.1700	03/09/2016
Purchase of Common Stock	6,800	7.1900	03/10/2016
Purchase of Common Stock	3,250	7.1800	03/10/2016
Purchase of Common Stock	1,200	7.1700	03/10/2016
Purchase of Common Stock	4,000	7.1600	03/11/2016
Purchase of Common Stock	9,173	7.1100	03/11/2016
Purchase of Common Stock	1,468	7.1200	03/11/2016
Purchase of Common Stock	7,797	7.1300	03/11/2016
Purchase of Common Stock	8,406	7.1400	03/11/2016
Purchase of Common Stock	6,700	7.1500	03/11/2016
Purchase of Common Stock	200	7.1000	03/11/2016
Purchase of Common Stock	3,150	7.1200	03/14/2016
Purchase of Common Stock	1,100	7.1100	03/14/2016
Purchase of Common Stock	2,259	7.0000	03/14/2016
Purchase of Common Stock	2,300	7.0300	03/14/2016
Purchase of Common Stock	1,504	7.0600	03/14/2016
Purchase of Common Stock	600	7.0200	03/14/2016
Purchase of Common Stock	1,284	7.1000	03/14/2016
Purchase of Common Stock	168	7.0100	03/14/2016
Purchase of Common Stock	500	7.0700	03/14/2016
Purchase of Common Stock	1,000	7.0320	03/14/2016
Purchase of Common Stock	500	7.0400	03/14/2016
Purchase of Common Stock	500	7.1099	03/14/2016
Purchase of Common Stock	4,203	7.0600	03/15/2016
Purchase of Common Stock	1,040	7.0800	03/15/2016
Purchase of Common Stock	800	7.0700	03/15/2016
Purchase of Common Stock	200	7.0500	03/15/2016
Purchase of Common Stock	75	7.0900	03/15/2016
Purchase of Common Stock	1,000	7.1200	03/15/2016
Purchase of Common Stock	100	7.1000	03/15/2016
Purchase of Common Stock	10,774	7.1500	03/16/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	500	7.1400	03/16/2016
Sale of Common Stock	(100)	7.1600	03/16/2016
Purchase of Common Stock	900	7.1700	03/17/2016
Purchase of Common Stock	4,000	7.1500	03/17/2016
Purchase of Common Stock	3,999	7.1400	03/17/2016
Purchase of Common Stock	4,000	7.1300	03/17/2016
Purchase of Common Stock	5,912	7.1200	03/17/2016
Purchase of Common Stock	2,000	7.1600	03/17/2016
Purchase of Common Stock	4,660	7.0900	03/18/2016
Purchase of Common Stock	3,700	7.1100	03/18/2016
Purchase of Common Stock	1,200	7.1200	03/18/2016
Purchase of Common Stock	440	7.0800	03/18/2016
Sale of Common Stock	(913,152)	7.1800	04/04/2016

NORMAN J. RICE, III

Sale of Common Stock	(1,500)	7.1800	04/04/2016